NOTE 1 -   ORGANIZATION

Haitong International Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Haitong International (BVI) Limited, a company owned by Haitong International Securities Group Limited (the "Parent"), within the Haitong Securities Group of companies.

The Company is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On April 27, 2018, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). The Company markets globally branded research on international companies listed on global stock exchanges to institutional investors primarily in the United States. The Company also executes securities transactions through 15a-6 chaperoning arrangements and through a chaperoning agreement in a sub-account arrangement with their affiliate, in addition to providing services to other foreign affiliates in relation to the management fee sharing agreement for fixed income products, equities and corporate finance services.

The Company has incurred losses from operations, though forecasts profitability for the 2021 calendar year. In the event of continued losses, the Company's ability to continue as a going concern would be supported by the continued financial support of the indirect Parent, Haitong International Securities Group Limited, which has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii). The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: 1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

CONCENTRATIONS OF CREDIT RISK

Cash consists of deposits at three banks. Bank deposits at two banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2020, cash and certificate of deposit balances in excess of Federally insured funds amounted to $11,513,502. No losses have been incurred to date.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents.

CERTIFICATE OF DEPOSIT

Certificate held for investment is included in the Statement of Financial Condition and has a maturity date of January 22, 2021. The certificate of deposit is held with one of the same banks as the cash balances and was renewed for three more months upon maturity.

REVENUE RECOGNITION

During 2020, revenue from contracts with customers consisted of:

Revenue earned at a point in time

Commission income earned through commission sharing agreements	$ 2,452,422
Commission income earned through 15a-6 chaperoning agreements	2,453,058
Commission income earned through trading services	1,718,635
Total	$ 6,624,115

Revenue earned over time

Corporate Finance management fee earned through service agreement	$ 286,645
Fixed Income Product service management fee earned through service agreement	1,899,053
Price Discovery Group service management fee earned through service agreement	784,644
Data service income	60,000
Total	$ 3,030,342

Commission income earned through commission sharing arrangements
The Company earns commissions from globally branded research and other investment services it provides on international companies listed on global stock exchanges to its clients. Commissions earned are determined either by contractual agreed rates or by an assessment of the value of the research to the customer.

All commissions are earned through trading services or commission sharing arrangements with other broker-dealers, who execute the transactions and then allocate to the Company a percentage of commissions generated, per the customers' instructions, on an annual or other periodic basis.

Revenues are recognized once funds are received after the Company has been notified of the amount they are being allocated, as the performance obligation of providing research has already been satisfied at this time, and the related commissions to be allocated to the Company have been determined.

Generally, payment is received within a month of the invoice being issued to the paying party.

Commission income earned through 15a-6 chaperoning arrangements
The Company earns commissions through trading securities for major U.S. Institutional Investors and U.S Institutional Investors through a chaperoning agreement with its foreign affiliate, Haitong International Securities Company Limited ("HISCL"). Revenue is determined by multiplying an agreed commission rate by the volume of trades executed. The Company's performance obligation is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Payment for services is received the following month.

Commission income earned through trading services
The Company earns revenue from trading stocks for their U.S. institutional investors and by providing trading services for HISCL's non-U.S. investors in the U.S. market during U.S hours on behalf of the foreign affiliate with revenue determined based on an agreed commission rate multiplied by the volume of trades executed. The Company's performance obligation for its own customers is satisfied on the trade date of the security transactions because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership are transferred to/from the customer. Trading services provided on behalf of the foreign affiliate for its customer are executed and settled in an account for the foreign affiliate and are not a performance obligation of the Company. Payments for services are included in the intercompany loan balance between the Company and HISCL, and are remitted to the Company from time to time.

Fixed Income Product Service Fee Income

In February 2019, the Company entered into a contract with its foreign affiliates Haitong International Securities Company Limited and Haitong International Financial Products Limited for the reimbursement of costs plus a 10% mark-up related to the fixed income business of the Company. The fixed income group performs services on behalf of the affiliate in trading emerging markets fixed income positions, establishing relationship and obtaining orders from institutional investors that will seek to buy and sell emerging markets fixed income securities and identification of sourcing of market information, research and opportunities. The performance obligation is satisfied as the related services are provided. Payments are received monthly for the previous months services.

Price Discovery Group ("PDG") Service Fee Income

In March 2020, the Company entered into a contract with its foreign affiliates Haitong International Securities Company Limited and Haitong International Finance Solutions Limited for the reimbursement of costs plus a 10% mark-up related to the PDG income business of the Company. The PDG performs services on behalf of the affiliate in trading U.S. stocks, indices and ETF products during U.S. trading hours and monitoring the HK PDG Book position and hedge/trade position for risk. The performance obligation is satisfied as the related services are provided. Payments are received monthly for the previous months services.

Corporate Finance Advisory Fee Income

The Company earns income for services rendered to its affiliate Haitong Securities USA LLC in relation to the affiliate's corporate finance advisory operations. The fees represent time spent by Company employees in servicing the affiliate in securing the successful completion of the affiliates various IPO deals. The performance obligation is satisfied as the related services are provided. Payments for services are received after the related deals are closed and allocation computations have been completed. The related Fee Sharing Agreement was terminated in October 2020.

Data service income

The Company provides data information and related software licensing ("Data Service") to one of their customers. The fees for these services is $5,000 a month. The customer remits payments for three months of services in advance, which the Company earns over time during the following three months.

Interest income

Interest income is recognized when earned.

Trading profit (losses)

Trading gains and losses are recognized on a trade date basis.

FINANCIAL INSTRUMENTS – CREDIT LOSSES

Effective January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables from affiliates, clearing organizations and brokerage clients as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance under the modified-retrospective basis by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables from affiliates, clearing organizations and brokerage clients utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

LEASES

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset. The Company's adoption of ASC 842 did not have a cumulative-effect adjustment to retained earnings. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term lease on a straight-line basis over the lease term.

ALLOWANCE FOR BAD DEBTS

Receivables from brokers are recognized and carried at original value less an allowance for doubtful accounts. It is the policy of Company management to review the outstanding accounts receivable as well as the bad debt write-offs, collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No such allowances existed at December 31, 2020.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

DEPRECIATION

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. All furniture and equipment was fully depreciated during 2020.

INCOME TAXES

The Company is a C-Corporation and is subject to Federal, state and local income taxes. The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that such tax rate changes are enacted.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties as income tax expense.

STOCK-BASED COMPENSATION PLANS

Employees of the Company participate in certain share-based plans of Haitong International Securities Group Limited. The Company determines the fair value of these options on the date of the grant. The Company accounts for such share-based payments in accordance with FASB ASC guidance to be recognized in the statement of operations on a straight-line basis over the requisite service period based on their grant date fair values, with a corresponding credit to additional paid-in capital. For options that vest based on performance criteria, the fair value on the grant date is determined based on the management's assessment of the probability of achieving the criteria. If such criteria are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

Where the terms and conditions of the options are modified before they vest, the increase in the fair value of the options, measured as the difference between immediately before and after the modification, is charged to the statement of operations on a straight-line basis over the remaining vesting period. Similarly, where existing options are cancelled and replaced by new options with different terms, the increase in the fair value of the options, measured as the difference between the fair value of new options and the fair value of the existing options as of the date of their cancellation, is also charged to the statement of operations on a straight-line basis over the remaining vesting period of the new options.

RISK AND UNCERTANITIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the statement of financial condition date through March 23, 2021, the date the financial statements were available to be issued, to determine whether any of these events or transactions were required to be recognized or disclosed in the financial statements.

NOTE 3 -   RECEIVABLE FROM CLEARING ORGANIZATIONS

At December 31, 2020, the balance at the clearing firms consisted of entirely cash balances.

NOTE 4 -   RECEIVABLE FROM BROKERAGE CLIENTS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment ("DVP") basis. Receivables from brokers represent amounts due from these firms.

NOTE 5 -   RELATED-PARTY TRANSACTIONS

During 2020, the Company was allocated $1,657,121 in revenue through a transfer pricing policy (the "Policy") with its Parent and its affiliates located in Europe and Asia (the "Group") in relation to their Institutional Equity Department ("IED") business lines. Under the terms of the Policy, additional revenue or expenses are allocated to all Group members based on their IED income proportional to their related IED staff costs. Revenue streams that are included within the IED transfer pricing policy computation are commissions earned through commission sharing arrangements of $2,452,422 commissions earned through 15a-6 arrangements of $2,453,058, commissions earned through trading services of $703,366, and data service income of $60,000.

The Company has entered into a 15a-6 chaperoning arrangement with their Hong Kong affiliate, HISCL. During 2020, the Company earned $2,453,058 in commissions from 15a-6 transactions, and incurred $913,868 in related clearing fees, paid directly to HTISCL.

The Company earns commission income and related clearing expenses through a clearing agreement that it has entered into with Citigroup Global Markets Inc. in a sub-account arrangement through its affiliate, HTISCL. During 2020, the Company recognized $703,366 in commissions earned through this clearing agreement and incurred $34,335 in related clearing charges.

In March 2018, the Company entered into an expense sharing agreement (the "Agreement") with affiliate, Haitong Securities USA LLC. Under the terms of the Agreement, the Company will reimburse Haitong Securities USA LLC for the Company's portion of personnel, occupancy, and communications expenses incurred by Haitong Securities USA LLC. The initial term of the Agreement was for one year, at which time it automatically renewed for successive one-year terms, unless terminated by either party. During 2020, the Company incurred $2,674,999 in expenses under the agreement, which included rent expense of $955,479.

In February 2019, the Company entered into a service agreement with affiliates Haitong International Securities Company Limited and Haitong International Financial Products Limited. The Company provides services to these affiliates in relation to the trading of emerging markets fixed income products in the United States. Under the terms of the agreement, the affiliates compensate the Company for all related expenses plus a 10% mark-up. The initial term of the agreement is for one year, at which time it will automatically renew for successive one-year terms. During 2020, the Company earned $1,899,053 through this agreement.

In March 2020, the Company entered into a contract with its foreign affiliates Haitong International Securities Company Limited and Haitong International Finance Solutions Limited. The Company provides services to these affiliates in relation to trading U.S. stocks, indices and ETF products during U.S. trading hours, and monitors the HK PDG Book position and hedge/trade position for risk. Under the terms of the agreement, the affiliates compensate the Company for all related expenses plus a 10% mark-up. The initial term of the agreement is for one year, at which time it will automatically renew for successive one-year terms. During 2020, the Company earned $784,644 through this agreement.

During 2020, the Company earned $286,645 for services rendered to affiliate Haitong Securities USA LLC in relation to their corporate finance advisory operations.

The fees represented time spent by the Company employees in servicing and assisting its affiliate. The related Fee Sharing Agreement for corporate finance advisory fees was terminated in October 2020.

In October 2018, the Company entered into an expense sharing agreement with Haitong International Financial Solutions ("HTIFSL") whereby HTIFSL provides information technology and market data services in relation to the Company's operations. During 2020, no expenses were incurred under this agreement.

At December 31, 2020, the Company had the following balances with its Parent and affiliates, which are non-interest bearing and due on demand:

Due from Haitong International Securities Co Ltd. HK	$ 894,375
Due to Haitong International Information Systems Limited	(3,229)
Due from Haitong International Securities Group Ltd	1,357,634
Due from Haitong International Financial Products Limited	68,462
Due from Haitong International Finanical Solutions	392,322
Net total	$ 2,709,563

At December 31, 2020, the accrued expenses and other liabilities balance included a payable to Haitong Securities USA LLC for the amount of $209,520.

NOTE 6 -   SUBORDINATED DEBT

In April 2019, the Company entered into a subordinated loan agreement with the Parent with a principal balance of $16,640,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for the purpose of computing net capital.

The accrued interest payable at December 31, 2020, was $873,600. The maturity date for this subordinated loan is April 4, 2034.

NOTE 7 -   REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's regulatory net capital was $12,617,234, which exceeded the required regulatory net capital by $12,367,234. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2020 was 0.14 to 1.

NOTE 8 -   INCOME TAXES

The provision for income taxes (benefit) for the year consists of the following:

Deferred tax expense (benefit) related to operating loss Carryforwards	$ (584,281)
Less: Valuation allowance	584,281
Total provision for income taxes	$ --

The Company's deferred tax assets at December 31, 2020 before valuation allowance are $3,050,525, which is due to net operating loss carryforwards for tax purposes. The deferred tax asset and associated valuation allowance increased by $584,281 for 2020. The Company maintains a 100% valuation allowance of $3,050,525 at December 31, 2020 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized.

Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2020, the Company had available net operating losses of approximately $12,774,000. The Federal net operating loss carryforwards are comprised of approximately $3,463,000 from years prior to 2018 which can be used to fully offset future taxable income and begin to expire in 2026, and approximately $9,311,000 in carryforwards from the years ended December 31, 2018 through December 31, 2020, which are subject to annual taxable limitations and do not expire and will carryforward indefinitely. State and local net operating losses begin to expire 2026.

Due to ownership changes in prior years, and Federal tax law provisions, the amount of net operating losses available for use in any year may be limited.

The income tax provision recorded in 2020 was due to state and local minimum taxes and tax on minimum capital.

NOTE 9 -   SHARE-BASED PAYMENTS

Haitong International Holding (UK) Limited ("Prior Parent Company"), formerly Japaninvest Group plc, issued performance-based options in 2014. The underlying shares were listed on the Mothers Market on The Tokyo Stock Exchange. Effective March 31, 2015, the prior Parent Company based in the U.K. was acquired by the current Parent Company based in Hong Kong (see summary of significant accounting policies).

Under the acquisition agreement, terms of options issued prior to that date were modified.Due to the modification of the terms, certain performance options that were issued in 2014 are deemed to be deferred compensation arrangements with liability award treatment on the Parent Company's books. As the options wouldbe settled by the affiliate of the Parent Company, on the Company's books these awards were recorded to additional paid-in capital. As the liability is fixed, these options are not revalued and the change in value on date of modificationis being recorded by the Company as non-cash compensation expense on a straight-line basis over the vesting period, which ranged from 40 months to 64 months ending on December 31, 2019. None of these options vested as of December 31, 2019 and the options expired on May 12, 2020.

In 2016, the Parent Company issued 73,412 performance awards in shares to the employees of the Company. These options vest over a three-year period on a straight-line basis. The value of these awards is the market value of the shares of the Parent Company on the stock exchange.

As the awards would be settled by the Parent Company, on the Company's books these awards are recorded to additional paid-in capital. The expense related to these shares awards is being recorded on a straight-line basis over the vesting period of the awards. All of these awards had vested as of December 31, 2019.

No new options or shares were issued during 2020.

At December 31, 2020, there are no outstanding awards as all awards issued have vested, have expired, or have been cancelled.

NOTE 10 -   OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be

obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and customer's broker with which it conducts business. The clearing brokers have not extended credit to introduced customer accounts, and therefore, at December 31, 2020, there were no amounts to be indemnified to clearing brokers for customer accounts.

NOTE 11 -   OPERATING LEASE

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2020 are as follows:

Due to free rent over the first twelve months of the lease, there were no payments made on this lease for the year ended December 31, 2020.

The company incurred $365,340 in lease expense related to the office lease for the year ended December 31, 2020.

Amounts reported in statement of financial condition as of December 31, 2020 were as follows:

Operating lease:

Operating lease ROU asset $13,044,743
Operating lease liability $13,410,083

Maturities of lease liabilities under non-cancellable operating lease as of December 31, 2020 are as follows:

2021	$	308,956
2022		1,147,776
2023		1,147,776
2024		1,147,776
2025		1,147,776
thereafter		13,546,340
Total undiscounted lease payments		18,446,400
Less imputed interest		(5,036,317)
Total lease liability	$	13,410,083